UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura Announces Closing of Transaction to Divest Its Chaupiloma Royalty Company to Franco-Nevada for $210 Million

Proceeds will strengthen balance sheet, enhancing shareholder returns

Lima, Peru, August 13, 2024 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced that it has closed a transaction to sell to a subsidiary of Franco-Nevada Corporation 100% of Chaupiloma Dos de Cajamarca (“Chaupiloma”), Buenaventura’s subsidiary that owns 1.8% net smelter return royalty on all minerals (the “Royalty”) covering Newmont Corporation’s Yanacocha mine and adjacent mineral properties located in Peru.

Under the terms of the definitive agreement, consideration for the Royalty consists of $210 million paid to Buenaventura in cash upon closing, as well as a contingent payment of $15 million in Franco-Nevada common shares, payable upon achievement of certain conditions as described below.

"Today's announcement represents another critical step forward, aligned with our strategic objective of reinforcing Buenaventura’s financial strength to return to leverage levels reflecting our Company’s true operational performance, aligned with our commitment to our shareholders and bond holders,” said Leandro Garcia, CEO of Buenaventura. “This transaction enables Buenaventura to strengthen its financial position, with sale proceeds also directed towards driving further growth, led by progress on our San Gabriel project. Buenaventura’s San Gabriel project achieved 57% overall progress towards completion by second quarter’s end, meeting our planned targets. We remain on track to reach our goal of producing our first gold bar by the second half of 2025.”

Transaction Overview:

•	$210 million in cash paid to Buenaventura and its affiliate on closing, whereby a wholly-owned subsidiary of Franco-Nevada acquired their Peruvian subsidiary Chaupiloma Dos De Cajamarca, which holds the Royalty.
•	A contingent payment of 118,534 common shares of Franco-Nevada, representing $15 million as at signing, will be payable to Buenaventura and its affiliate upon the Conga project, a project of Minera Yanacocha which is primarily owned by Newmont Mining Corporation, achieving commercial production for a full year prior to the twentieth anniversary of closing.
•	Buenaventura and its affiliate are entitled to receive a variable price equivalent to payments received by Chaupiloma for the Conga Royalty and two additional royalties.

Compañía de Minas Buenaventura S.A.A.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru: Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache.

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2023 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: August 13, 2024	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer